Michael A. Littman

Attorney at Law

P.O. Box 1839

Arvada, CO 80001

(720) 530-6184

malattyco@aol.com

July 29, 2022

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Jessica Livingston

Re: Blackstar Enterprise Group, Inc.

Amendment No. 3 to Registration Statement on Form S-1

Filed June 7, 2022

File No. 333-257978

To Jessica Livingston:

This letter is submitted by legal counsel to Blackstar Enterprise Group, Inc. (the “Company”) in response to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in the letter dated June 27, 2022 relating to Amendment No. 3 to the Registration Statement on Form S-1 submitted to the Commission on [DATE], 2022 (the “Registration Statement”). The text of the Staff’s comments has been included in this letter in bold and italics for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Company’s response to each of the numbered comments immediately below each numbered comment.

In addition, the Company is also filing Amendment No. 4 (“Amendment No. 4”) to the Registration Statement. Amendment No. 4 has been revised to reflect the Company’s responses to the comments from the Staff and certain other updating and conforming changes. Capitalized terms used but not otherwise defined herein have the meanings ascribed thereto in Amendment No. 4.

Amendment to Form S-1 filed June 7, 2022

General

1.	Refer to your response to comment 6. Please revise throughout to clarify what you mean by "digital shares." To the extent you mean DTCC eligible book-entry securities, so state and disclose that these "digital shares" are the typical way securities are held and traded. Additionally, please clearly state the functionality and benefit you expect to derive from expanding your business into the blockchain. To the extent you are not "tokenizing" securities but instead are using DLT to record transactions, so state and explain that this essentially "back office" functionality.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that Amendment No. 4 has been updated to remove references to “digital shares” and like terms to hopefully clarify that all such references refer simply to uncertificated shares of the Company that are held in book-entry form as typically held in the securities market. Please see pages 37-44 of Amendment No. 4.

In addition, the Company respectfully advises the Staff that Amendment No. 4 has been updated to clearly state the functionality and benefit the Company expects to derive from expanding its business into the blockchain. Please see pages 18 of Amendment No. 4.

Lastly, the Company respectfully advises the Staff that Amendment No. 4 has been updated to explicitly state that the DLT functionality is essentially a back-office function. Please see page 39 of Amendment No. 4.

Prospectus Summary History, page 3

2.	Refer to your responses to comments 3, 4, 5, and 6. Please revise the summary to accurately convey the current stage of development and to make clear that your blockchain-based trading platforms are aspirational. In this regard, it is not appropriate to give undue prominence to the platforms in the subsection styled “definitions.”

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that Amendment No. 4 has been updated to convey the current stage of development of the Company’s blockchain-based trading platforms. Please see pages 3 and 37-44 of Amendment No. 4.

Item	9.

Description of Securities, page 24

3.	Refer to your responses to comments 3 and 4. To the extent that common stock sold in this offering will be held as or converted into “digital securities” please consistently state this in the prospectus and describe the mechanics of electing to receive BlackStar Digital Equity or transferring paper certificates to BlackStar Digital Equity. To the extent that you continue to reference digital securities or Digital Equity in the prospectus, please provide a materially complete description of these securities.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that Amendment No. 4 has been updated to provide that the common stock underlying the conversion of the notes may only be converted and held as certificated shares or uncertificated, book-entry shares of common stock of the Company. In addition, the Company has briefly described the mechanics of conversion of the notes in to shares of common stock of the Company. Please see page 23 of Amendment No. 4.

4.	Refer to your response to comment 5. Your response is conclusory. Please provide a legal analysis with citation to applicable authority as to why the issuance of BlackStar Digital Equity will not represent the issuance of a security different from the certificated paper common stock and an explanation of why a single class of securities may be held in different forms under applicable state law.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that Blackstar is a Delaware corporation and Delaware General Corporation Law (DGCL), Section 158, clearly provides that any class of shares may be certificated or uncertificated. DGCL Section 158 states that “[t]he shares of a corporation shall be represented by certificates, provided that the board of directors of the corporation may provide by resolution or resolutions that some or all of any or all classes or series of its stock shall be uncertificated shares. Any such resolution shall not apply to shares represented by a certificate until such certificate is surrendered to the corporation….” Similarly, DGCL Section 151(f) specifically states that “[except as otherwise expressly provided by law, the rights and obligations of the holders of uncertificated stock and the rights and obligations of the holders of certificates representing stock of the same class and series shall be identical).”

The DGCL permits corporations to issue classes or series of stock in a variety of ways. For example, corporations can issue stock with or without par value; with voting powers or not; with different amounts of voting powers; with special designations; with preferences on liquidation; or with other special advantages or disadvantages. See DGCL Section 151(f). The corporate charter or board resolutions of the corporation can give effect to these kinds of arrangements. In accordance with the Company’s articles of incorporation and by-laws, however, the shares of common stock of the Company held in uncertificated book-entry form have the same rights and privileges as shares of common stock of the Company held in certificate form. References to Blackstar Digital Equity is simply a specific reference to shares of the Company represented in uncertificated book-entry form.

Further, 6 Del. Code § 8-501 provides:

(a) “Securities account” means an account to which a financial asset is or may be credited in accordance with an agreement under which the person maintaining the account undertakes to treat the person for whom the account is maintained as entitled to exercise the rights that comprise the financial asset.

(b) Except as otherwise provided in subsections (d) and (e), a person acquires a security entitlement if a securities intermediary:

(1) indicates by book entry that a financial asset has been credited to the person's securities account;

(2) receives a financial asset from the person or acquires a financial asset for the person and, in either case, accepts it for credit to the person's securities account; or

(3) becomes obligated under other law, regulation, or rule to credit a financial asset to the person's securities account.

(c) If a condition of subsection (b) has been met, a person has a security entitlement even though the securities intermediary does not itself hold the financial asset.

(d) If a securities intermediary holds a financial asset for another person, and the financial asset is registered in the name of, payable to the order of, or specially endorsed to the other person, and has not been endorsed to the securities intermediary or in blank, the other person is treated as holding the financial asset directly rather than as having a security entitlement with respect to the financial asset.

(e) Issuance of a security is not establishment of a security entitlement.

This Code section clearly allows “security entitlements” and recognizes the holding of securities by intermediaries is fully allowed. This allows the DWAC process to function as well as the DTCC custodial system to function. Nothing in the Delaware General Corporation Law or the Delaware Code prohibits the electronic share concept of the BDTP TM.

Finally, DGCL Section 224, as amended in July 2017 as part of Delaware’s blockchain initiative, was designed to expressly provide statutory authority and thus to enable Delaware corporations to use networks of electronic databases (including distributed ledgers) to create and administer corporate records, including the corporation’s stock ledger. See DGCL Section 224.

5.	Address in your analysis your response to comment 7 and disclosure on pages 34-35 that noteholders may elect to convert into paper certificates or “digital form,” holders of paper certificates may not be able to effect transfers on your proposed platform, and there are prohibitions that apply to digital shares traded in the proposed platform that do not apply to paper certificates.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that Amendment No. 4 has been updated to delete language about the shares in this offering being able to be converted into “digital form” and instead provide that such shares underlying the notes may be converted into uncertificated, book-entry shares. Because the BDTP™ platform is not operational, shareholders of book-entry shares or certificated shares are not able to effect transfers on the platform. Once operational, the only criteria for using the platform will be that any holders of certificates shares exchange their certificates for uncertificated, book-entry shares to enable them to trade electronically. Please see page 23 of Amendment No. 4.

BlackStar Digital Trading Platform, page 30

6.	Refer to your response to comment 8. Please provide your legal analysis that the contractual agreements with a registered broker-dealer or ATS would be sufficient to not require the platform to register as an exchange or ATS. Additionally, revise the prospectus to clarify the nature of the arrangements with a registered broker-dealer or ATS. We note numerous references to partnering.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that our contractual relationships with either a broker dealer or an ATS would only be applicable to our Blackstar electronic shares that are deposited through a licensed broker dealer for [trading] using the BDTP™ platform once it is operational. The Company acknowledges and agrees that there are many regulatory challenges it will face with its new proposed lines of business, including finalizing operations of the BDTP™. The Company believes that it will have additional clarity regarding the details surrounding the contractual arrangements with registered broker dealers or an ATS and the appropriate regulatory regime that will govern the BDTP™ as it further engages with the SEC, FINRA, broker dealers, and ATSs, among others, in the coming months, which will allow the Company to finalize operations of the BDTP™ and further describe its regulatory legal requirements. The Company further believes that the registration statement provides sufficient information about the Company’s new proposed lines of business as may be relevant to registering shares of common stock underlying the conversion of privately placed notes that will be traded in the OTC markets.

However, in the interest of cooperation, the Company notes that the SEC and FINRA have not adopted any actual regulations regarding tokens or DLT based “securities” but rather have chosen to assert that the existing regulatory system is sufficient and the SEC has brought numerous enforcement actions against token/cryptocurrency offerings. In analyzing these enforcement actions, we have not found any element of any of the enforcement actions brought which our system would run afoul of because:

•	Our security would be SEC registered before any trading could occur.
•	The BDTP TM could only have assets deposited through a licensed broker dealer – which would be the custodian until credited to the customer’s account on the blockchain.
•	The BDTP TM does not hold custody of any customer shares.
•	The BDTP TM is a trading platform only and would be operated by an SEC registered ATS. It is akin to any “trading software” program.
•	We accept that the BDTP TM must be operated by an SEC registered ATS as a system within the ATS under its supervision and control.
•	The BDTP TM is not performing any business or functions that would require it to register as a broker dealer under the Securities Exchange Act of 1934, as amended, and the factors which preclude it being classified as a broker dealer are:
o	It holds no funds for anyone.
o	It holds no securities or deposits.
o	It does not contract with the public regarding any securities.
o	It does not “trade” securities as a dealer or principal nor for investors. (It is only a trading execution platform operated under an ATS.)
o	It does not create and hold accounts for securities.
o	It does not manage accounts for clients.

Current Business, page 31

7.	Refer to your response to comment 10. Please revise throughout to clearly state that CEMC is not operational and that this proposed line of business is aspirational. Discuss anticipated time frames and key milestones for the development of the CEMC line of business. If this information has not been determined, discuss the factors you will consider in evaluating whether to further develop CEMC.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that Amendment No. 4 has been updated to state that CEMC is not currently operational and providing the factors the Company will consider in evaluating whether to further develop CEMC. Please see pages 3 and 28 of Amendment No. 4.

Electronic Fungible Shares, page 34

8.	Refer to your response to comment 7. Please disclose the basis for your beliefs regarding BlackStar Digital Equity and its compatibility with the DWAC system and DTCC processes.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that references to BlackStar Digital Equity is simply a specific reference to uncertificated, book-entry shares of the Company that may be held on the BDTP™ platform once it is operational. As noted above in the Company’s response to comment #4, the current DWAC system and DTCC processes provide for the compatibility of uncertificated, book-entry shares.

Regulatory Challenges, page 37

9.	Refer to your response to comment 9. Please revise this section by discussing existing applicable regulatory regimes and, in a separate subsection, prospective regulations and regulatory challenges. Please address the anticipated time frame for seeking any necessary approvals and the expected duration of the respective approval process.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that Amendment No. 4 has been updated to discuss applicable regulatory regimes and, in a separate subsection, prospective regulations and regulatory challenges, as well as the anticipated time frame for seeking any necessary approvals and the expected duration of the respective approval process. Please see pages 43-44 of Amendment No. 4.

Exhibits

10.	Please refile the legal opinion as Exhibit 5 and revise the opinion to speak as of the effective date of the registration statement rather than referencing a specific amendment.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Exhibit 5 legal opinion has been revised to speak as of the effective date of the registration statement.

******

If any additional information is required by the Staff or if you have any questions regarding the foregoing, please contact Michael Littman, counsel to the Company, at (720) 530-6184.

Sincerely,

/s/ Michael A. Littman

Michael A. Littman